Exhibit 5
Merck Kommanditgesellschaft auf Aktien, Darmstadt, Germany
Ad hoc-Notification pursuant to Section 15 WpHG
Financing of takeover offer for Schering AG via credit facility; subsequent capital increase planned
Our wholly owned subsidiary, Merck Vierte Beteiligungsgesellschaft mbH, Darmstadt, Germany has decided today to offer to all holders of shares and to all holders of american depositary shares of Schering Aktiengesellschaft, Berlin, to acquire all shares of Schering Aktiengesellschaft (ISIN DE 0007172009) and american depositary shares of Schering Aktiengesellschaft, evidenced by american depositary receipts (CUSIP 806585 20 4/ISIN US 8065852043), by a voluntary public takeover offer. A respective notification thereof has been made according to section 10 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). Merck Kommanditgesellschaft auf Aktien already holds 9,661,200 shares of Schering Aktiengesellschaft (4.98% of the registered share capital).
The liquid funds necessary for the offer are made available by a credit facility provided by Deutsche Bank AG, Bear, Stearns International Limited und Goldman Sachs International. It is intended to syndicate this credit facility. Our general partner, E. Merck oHG, will make an equity contribution in the amount of 1 billion Euro. Besides, it is planned that after completion of the public takeover, a portion of the funds provided by the bank syndicate will be paid back with proceeds raised in a capital increase conducted by us, and, potentially, a hybrid instrument. The size of the capital increase, which presumably will take place in the 3rd quarter of this year, — inter alia — depends on the acceptance rate of the public takeover offer and will potentially range between 0.5 billion Euro and 4.0 billion Euro (proceeds from the rights’ issue).
This is neither an offer to purchase nor a solicitation of an offer to sell shares or american depositary shares of Schering Aktiengesellschaft. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH will file a tender offer statement with the SEC with respect to the takeover offer. Investors and holders of shares and american depositary shares of Schering Aktiengesellschaft are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the SEC when they become available because they will contain important information. Investors and holders of shares and american depositary shares of Scher-

ing Aktiengesellschaft will be able to receive these documents, when they become available, free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.merck.de.
This is not an offer of Merck KGaA’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.
Darmstadt, March 13, 2006
Merck Kommanditgesellschaft auf Aktien
Executive Board